Exhibit 99.1

Groundbreaking Research Finds Neptune's Patented Maxsimil® Fish Oil Up to 3.5 Times More Absorbable Than Standard Fish Oil

— NEPTUNE WELLNESS SOLUTIONS STUDY ON OMEGA-3 PUBLISHED EXCLUSIVELY BY OXFORD PRESS—

LAVAL, QC, Feb. 24, 2021 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable and purpose-driven lifestyle brands, today announced groundbreaking research on the absorption of omega-3 fish oils, which are the basis of its exclusive product MaxSimil®. The study was published in The Journal of Nutrition by the Oxford University Press.

MaxSimil® is a patented omega-3 fatty acid delivery technology that uses enzymes that mimic the natural human digestive system to predigest omega-3 fatty acids.

The study — titled 'Pharmacokinetics of Supplemental Omega-3 Fatty Acids Esterified in Monoglycerides, Ethyl Esters, or Triglycerides in Adults in a Randomized Crossover Trial' —adds to a growing body of research on Neptune's patented MaxSimil® fish oils.

"This positions Neptune as a leader in the rapidly-growing omega-3 ingredients market that is expected to reach USD $8.5 billion by 2025[1]," said Michael Cammarata, Chief Executive Officer and President of Neptune. "These findings reaffirm Neptune's mission to disrupt consumer habits through the use of innovative ingredients, such as MaxSimil®, and we will continue to conduct research and studies to learn how best to introduce them into consumers' everyday lives."

The objective of the study was to compare the 24-hour area under the curve (AUC) of the plasma concentrations of EPA, DHA, and EPA+DHA when provided esterified in monoglycerides (MAGs), ethyl esters (EEs), or triglycerides (TGs), (primary outcomes) and evaluate their side effects over 24-hour (secondary outcome).

For this research, the study was a randomized, triple-blind, crossover, controlled clinical trial. Eleven women and eleven men between 18 and 50 years of age ingested, in random order, a single oral dose of ~1.2 g of EPA and DHA esterified in MAGs, EEs, and TGs with low-fat meals provided during the 24-h follow-up.

Eleven blood samples over 24 hours were collected from each participant, and the plasma n–3 fatty acids (FAs) were quantified. Friedman's paired ANOVA statistical rank test was used for the pharmacokinetic parameters and a chi-square statistical test was used for the side effects.

The report showed that the plasma EPA maximal concentration (Cmax) was 3.5 and 1.3 times higher with the MAG form versus the EE and TG forms, respectively (P = 0.0003, P < 0.0001), indicating its higher absorption capacity compared to standard fish oil. Effects of the EE and TG treatments did not differ. The MAG form was shown to be just as safe as EE and TG forms, with minimal reported side effects.

"What this suggests is that MaxSimil® fish oils bypass the first steps of digestion by providing readily absorbable forms of fats that can be directly assimilated into the intestinal tract," said Cedrick Billequey, General Manager of Neptune subsidiary, Biodroga Nutraceuticals. "MaxSimil®'s monoglyceride fatty acids are absorbed even in the absence of digestive enzymes, making MaxSimil® a great solution for those who suffer from digestive issues due to health challenges, medication or age."

The study was authored by Laurie Chevalier, Annick Vachon and Dr. Mélanie Plourde of the Université de Sherbrooke in Québec, with her research supported and reviewed by Neptune Wellness Solutions Inc., Ingenutra, and SCF Pharma.

This trial was registered at www.clinicaltrials.gov as NCT03897660.

To read the full report, click here. To read the abstract, click here.

For more information on Neptune Wellness Solutions Inc. and MaxSimil®, visit www.neptunecorp.com.

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[1] https://www.prnewswire.com/news-releases/omega-3-market-worth-8-5-billion-by-2025--exclusive-report-by-marketsandmarkets-300975912.html

ABOUT NEPTUNE WELLNESS SOLUTIONS INC.:

Neptune Wellness Solutions is a unique global health and wellness company that is changing consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Neptune's simultaneous focus on B2C and B2B customer-oriented brand development provides the Company with international reach and scale from its owned and operated facilities that extract and create product formulation, all the way to the sales floor at top global retailers.

Underpinned by a disruptive spirit, Neptune's diversified, and fully integrated business model focuses on natural, plant-based, sustainable and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier and more effective. Its portfolio includes emerging brands such as Forest Remedies™, Ocean Remedies™, Neptune Wellness™, Mood Ring™, and OCEANO3™, which are poised for rapid growth and expansion.

Backed with a cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, Neptune quickly adapts to consumer preferences and demand, and is bringing its products as well as other Fortune 100 brands to market through strategic distribution partnerships, mass retail partners and e-commerce channels. Neptune is committed to its core mission of redefining health and wellness and helping humanity thrive by providing sustainable consumer focused solutions. For additional information, please visit: www.neptunecorp.com

Forward Looking Statements:

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein include, without limitation, statements about the fulfillment of purchase orders, the availability of products from Neptune's supplier, and the anticipated use of proceeds of the financing and other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Contacts: Jeffrey Haas, nept@finprofiles.com,

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 24-FEB-21